FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

BBVA Banco Francés S.A. has been notified of the class action “Association for the Defense of Users and Consumers- (Aduc) c/ BBVA Banco Francés S.A.

March 16, 2018

Securities and Exchange Commission

RE: Relevant Information – CLASS ACTION. Article 4 paragraph 9), Section II, Chapter I, Title XII of the CNV Regulations (T.O 2013 y mod)

We address to you in my capacity of Market Relations Manager, in order to inform you that BBVA Banco Francés S.A. has been notified of the class action “Association for the Defense of Users and Consumers- (Aduc) c/ BBVA Banco Francés S.A. s/ Ordinary (File 25.604 / 2017) that is processed before the National Court of First Instance in Commercial Matters No. 17, Secretary No. 34.

The object of the lawsuit is that BBVA Francés ceases in a presumed electronically remittance of information regarding products, setting up the resumption of physical mailing, alleging that clients have not given the prior consent. Otherwise, it claims that the Bank reimburse the cost of physical mailing perceived by the clients.

Furthermore, it request declared unconstitutional of the Article 169 of the Decree 27/2018 that modified the Article 4 of the Law N° 24.240

BBVA Banco Francés S.A. is analyzing the content and implications of the demand, considering that in the eventual and hypothetical case that it resolution will be unfavorable by the Bank, it will not affect significantly its activity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 16, 2018	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer